22004318

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-42121

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sisung Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 St. Charles Ave., Suite 4240
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence J Sisung, Jr.		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, a professional accounting corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sisung Securities Corporation, as of December 31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public 133553 34432

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31, 2021 and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sisung Securities Corporation's management. Our responsibility is to express an opinion on Sisung Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sisung Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 22, 2022

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	851,816
Accounts Receivable		12,833
Receivable from Clearing Broker		546,211
Deposit with Clearing Organization		100,000
Financial Instruments, at Fair Value		315,015
Furniture, Fixtures, and Equipment, Net		-
Other Assets		20,597
Total Assets	$	1,846,472
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	78,216
Due to Related Party		600,000
Deferred Tax Liability, Net		62,999
Total Liabilities		741,215
Stockholder's Equity		
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares		1,000
Additional Paid-In Capital		49,000
Retained Earnings		1,055,257
Total Stockholder's Equity		1,105,257
Total Liabilities and Stockholder's Equity	$	1,846,472

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Business

Organization

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 82% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Note 2. Summary of Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable

Accounts receivable from customers are reported at their outstanding principal balance, net of an allowance for doubtful accounts. An allowance is established when collectability is not assured. Management's periodic evaluation of the adequacy of the allowance for doubtful accounts is based on the Company's past experience that may affect the customer's ability to repay. There were no recorded allowances for doubtful accounts as of December 31, 2021.

Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected margin accounts and fees due from the clearing broker (See Note 4).

Financial Instruments, at Fair Value

Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities are recorded as unrealized gains and losses on investments held during the year.

Furniture and Equipment, Net

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Note 2. Summary of Significant Accounting Policies (Continued)

Furniture and Equipment, Net (Continued)

Major components are as follows at December 31, 2021:

Computer Equipment	$ 569,708
Office Furniture	112,926
Office Equipment	51,475
Total	734,109
Accumulated Depreciation	(734,109)
Furniture and Equipment, Net	$ -

Income Taxes

The Company is a C-corporation for federal and state income tax purposes. The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from two customers in 2021. The revenue derived from these customers was 36% of total revenue from customers for the year ended December 31, 2021. Accounts receivable from these customers were zero for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Commission income: commissions earned from customer securities transactions and related income are reported in the statement of operations on a trade date basis as this is the date when the performance obligation is met.
- Public finance profits are advisory fees which are generally recognized at the point in time the transaction is completed (the closing date of the transaction). These services include: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Advisory related expenses are expensed as incurred.

The revenue guidance does not apply to other revenue sources such as realized and unrealized gains on investments as these sources of revenue do not have a contract with customers. Realized and unrealized gains (losses) on investments include realized gains (losses) on the Company's investments sold during the year as well as the change in value of the investments held during the year.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 to update the methodology used to measure current expected credit losses ("CECL"). This ASU applies to financial assets measured at amortized cost, including trade receivables as well as certain off-balance sheet credit exposures. This ASU replaces the current incurred loss impairment methodology with a methodology to reflect CECL and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The guidance must be adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings in the period of adoption. This ASU will be effective beginning January 1, 2023. The Company is in the process of adopting this ASU and does not expect this guidance to have a significant impact on the financial statements and related disclosures.

Note 3. Revenues

The Company's revenues from contracts with customers are all earned at a point in time. The following table presents the Company's total revenues separated by revenues from contracts with customers and other sources of revenues for the year ended December 31, 2021:

Revenues from Contracts with Customers:	
Public Finance Profits	$ 1,279,133
Commissions	156,211
Total	$ 1,435,344

Other Sources of Revenue:	
Realized and Unrealized Gains on Investments	$ 115,905
Other	4,174
Total	$ 120,079

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission revenue: the Company clears all customers' securities transactions through a clearing broker and receives a commission for initiating such transactions for its customers. Commission revenue for conducting securities transactions is recognized at a point in time on trade date.

Public finance profits: the Company provides its clients with placement services. These services include providing clients with services to negotiate and settle a transaction on their

Note 3. Revenues (Continued)

behalf. These fees are recognized at a point in time on settlement date. Costs associated with public finance profits are expensed as incurred as part of the performance obligation to provide these services.

Information on revenue recognized from past performance: the Company does not disclose information about contracts that have an original expected duration of one year or less.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Contract assets are recognized as receivables from customers and receivables from clearing broker on the accompanying statement of financial condition. The Company recorded contract assets of $659,044 as of December 31, 2021 and $792,812 as of the beginning of the year. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. There were no contract liabilities outstanding as of December 31, 2021 and as of the beginning of the year.

Note 4. Agreement with Clearing Organization

The Company utilizes Pershing LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2021, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $250,000. At December 31, 2021, the Company had net capital of $1,596,244, which was $1,346,224 in excess of its required net capital of $250,000.

	Receivable	Payable
Receivable from clearing organization	$ 546,211	$ -
Payable to clearing broker	-	-
Fees and commissions receivable/payable	-	-
Deposits with clearing organizations	100,000	-
Total	$ 646,211	$ -

Note 5. Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Note 5. Financial Instruments, at Fair Value (Continued)

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2021.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2021, is as follows:

	Level 1	Level 2	Level 3
Assets			
Equity Securities - Financial Industry			
Investments	$ 315,015		
Total	$ 315,015	$ -	$ -

Note 6. Related Party Transactions

The Company has an agreement with Sisung Services, LLC ("SS"), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $861,132 to SS for payroll and benefit management services and $389,912 for direct expense reimbursement provided during the year ended December 31, 2021. The Company did not have an outstanding balance to the related party as of December 31, 2021.

At December 31, 2021, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note matures in October 2023. The related- party borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense to related parties under related party borrowings totaled $36,000 for the year ended December 31, 2021.

Note 7. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with U.S. GAAP are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2021 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital $1,596,224, which was $1,346,224 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2021.

Note 9. Income Taxes

For a discussion of The Company's income tax accounting policies and other income tax-related information see Note 2.

Components of federal and state income tax expense, for the year ended December 31, 2021, are as follows:

	Current	Deferred	Total
Federal	$ (2,111)	$ 30,491	$ 28,380
State and local	2,292	-	2,292
Total	$ 181	$ 30,491	$ 30,672

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table as of December 31, 2021:

Deferred tax asset:	
Depreciation	$ 186
State NOL Carryforward	5,899
Total	$ 6,085
Deferred tax liability:	
Unrealized gains on securities	(69,084)
Deferred tax liability, net	$ (62,999)

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2021, the Company had no uncertain tax positions.

Note 10. Risks and Uncertainties

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. While response to the COVID-19 outbreak continues to rapidly evolve, it has led to stay-at-home orders and social distancing guidelines that have seriously disrupted activities in large segments of the economy. Uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, government quarantine measures, including declarations of states of emergency and stay-at-home orders in the Company's service areas (iii) the effects on the financial markets, and (iv) the effects on the economy overall, all of which are uncertain.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.